ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

090203

Filed in the office of	Document Number 20140479992-37
Ross Miller Secretary of State State of Nevada	Filing Date and Time 07/01/2014 2:24 PM
	Entity Number C6791-2001

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Broadleaf Capital Partners, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1. - Name of Company: The name of the corporation is EnergyTek Corp.

Article 4 – Authorized Shares:. The authorized capital stock of the corporation shall be 510,000,000 shares. The capital stock of the corporation is divided into two classes: (1) Common Stock in the amount of Five Hundred Million (500,000,000) shares, having par value of $0.001 each, and (2) Preferred Stock in the amount of Ten Million (10,000,000) shares, having par value of $0.01 each, with Ninety (90) shares of preferred stock having previously been designated as Series A and Three Hundred Thousand (300,000) shares of preferred stock having previously been designated as Series B. [Continued on Attachment Page]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 76.34%

4. Effective date and time of filing: (optional) Date: 7/22/14 Time: 9:00AM

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Broadleaf Capital Partners, Inc.
Certificate of Amendment to Articles of Incorporation
Attachment Page

The board of directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares subsequent to the issues of shares of that series.

As of the effective date of this Amendment, there shall be a 1 – for – 150 Reverse Split of the issued and outstanding shares of Common Stock, such that each One hundred (150) shares of Common Stock, $0.001 par value, issued and outstanding immediately prior to the effective date (the "Old Common Stock") shall be recombined, reclassified and changed into One (1) share of the corporation's Common Stock, $0.001 par value (the "New Common Stock"), with any fractional interest rounded up to the nearest whole share.